Evan Rosen evan.rosen@davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017

June 7, 2024

VIA EDGAR

Re:	Nuvei Corporation Schedule 13E-3 filed May 14, 2024 Filed by Nuvei Corporation et al. SEC File No. 005-93361

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Attn:  Blake Grady

Dear Mr. Grady:

On behalf of our client, Nuvei Corporation (the “Company”), as well as on behalf of Neon Maple Purchaser Inc. and each other Filing Person, this letter sets forth their responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) orally on June 5, 2024 with respect to the Rule 13e-3 transaction statement on Schedule 13E-3 initially filed by the Filing Persons on May 14, 2024 (together with the exhibits thereto, the “Schedule 13E-3”) and Amendment No. 1 to the Schedule 13E-3 filed by the Company and the Filing Persons on June 4, 2024 (“Amendment No. 1”). The Company and the other Filing Persons are filing concurrently with this letter Amendment No. 2 to the Schedule 13E-3 (“Amendment No. 2”), which reflects the revisions described in this letter. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 2.

Schedule 13E-3 Filed May 14, 2024 by Nuvei Corporation et al.

Position of the Purchaser Filing Parties as to the Fairness of the Arrangement

As discussed with the Staff over the phone, the Filing Persons acknowledge the Staff’s comment and have supplemented the disclosure under Item 7 of the Schedule 13E-3 to disclose that the Purchaser Filing Parties did not establish, and did not consider, a going concern value for the Company as a public company to determine the fairness of the Consideration to the Company’s unaffiliated security holders because, following the Arrangement, the Company will have a different ownership structure. To the extent the pre-acquisition going concern value was reflected in the price per Subordinate Voting Share on March 29, 2024, the last trading day prior to the public announcement of the Arrangement, the Consideration represents a premium to the going concern value of the Company.

General

The Company will issue a press release on June 7, 2024, stating that it has filed Amendment No. 1 and Amendment No. 2 to the Schedule 13E-3.

* * *

Please do not hesitate to contact me at 212-450-4505 or evan.rosen@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Evan Rosen

Evan Rosen

cc:	Lindsay Matthews (Nuvei Corporation)

Amanda McGrady Morrison (Advent International, L.P.)

Adam Givertz and Ian Hazlett (Paul, Weiss, Rifkind, Wharton & Garrison LLP)

Willard S. Boothby, P.C. and Frances Dales (Kirkland & Ellis LLP)

June 7, 2024	1